U. S. Securities and Exchange Commission

                                     Washington, D.C. 20549


                                          Form 10-SB/A
                                GENERAL FORM FOR REGISTRATION OF
                                          SECURITIES OF
                                     SMALL BUSINESS ISSUERS

                          Under Section 12(b) or (g) of the Securities
                                       Exchange Act of 1934

                                 PACIFIC DEVELOPMENT CORPORATION
                         (Name of Small Business Issuer in its charter)

Colorado                             84-1209978
(State or other jurisdiction of    (I.R.S. Employer
 incorporation or organization)   Identification No.)

7706 E. Napa Place
Denver, Colorado                                 80237
(Address of Principal Office)        Zip Code

Issuer's telephone number:    303-771-0064

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - None
Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock, $.001 par value
                                        (Title of class)

PART I

Item 1.  DESCRIPTION OF BUSINESS

General

          Pacific Development Corporation (the "Company"), was incorporated under the laws of the State of Colorado on September 21, 1992. The Company was formed under the name of Tamaron Oil & Gas,
Inc, and changed its name to Pacific Development Corporation on August 14, 1995. The Company was formed as a blind pool or blank check company for the purpose of seeking to complete a merger or business acquisition transaction, and as the successor to a previous corporation which was also named Tamaron Oil & Gas, Inc. ("Old Tamaron").

          Old Tamaron existed under the laws of Colorado from October 6, 1982, until January 1, 1990, and during the period from July, 1984, through August, 1988, its shares traded publicly in the over-the-counter "pink sheets." It was initially engaged in the business of oil and gas exploration and development. In 1985, its oil and gas activities were terminated, and between 1985 and 1989, Old Tamaron unsuccessfully attempted to become engaged in various other business activities. Finally, in 1989, Old Tamaron ceased all business activities, and on January 1, 1990, it was administratively dissolved by the Colorado Secretary of State for failure to file its bi-annual report and pay the related fee.

          The Company has generally been inactive since inception. Its only activities have been organizational ones, directed at developing its business plan, conducting a limited search for business opportunities, and previous efforts directed at completing a voluntary registration pursuant of
Section 12(g) of the Securities Exchange Act of 1934. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

          Commencing in June, 1995, the Company initiated efforts to voluntarily become a reporting company under the Securities Exchange
Act of 1934 by filing a registration statement of Form 10-SB. The Company received comments from the SEC Staff regarding its initial filing on Form 10-SB, and in August, 1995, filed an amended registration statement on Form 10-SB/A in response. Thereafter, between August, 1995 and May, 1997, the Company received several comment letters from the SEC Staff and filed several amended versions of its Form 10-SB registration statement. However, during that time, the Company did not complete the process of registration and did not commence filing periodical reports in accordance with the Securities Exchange Act of 1934.

          The Company has elected to reinitiate the process of voluntarily becoming a reporting Company under the Securities Exchange Act of 1934 by filing this Form 10-SB/A registration statement. Following the effective date of this registration statement, the Company intends to comply with the periodical reporting requirements of the Securities Exchange Act of 1934 and to seek to complete a business acquisition transaction.

          The Company is a "blind pool" or "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. However, at the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

          Prior to the effective date of this registration statement, it is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions. Furthermore, no assurance can be given that any acquisition which does occur will be on terms that are favorable to the Company or its current stockholders.

          The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market, or have plans for rapid expansion through acquisition of competing businesses; (iv) be relying upon an untested product or marketing concept; (v) have a combination of the characteristics mentioned in (i) through (iv), or other similar characteristics. The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned.
Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

          The Company does not propose to restrict its search for in-vestment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

          As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current principal shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current principal shareholders relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when minority shareholders are unable to sell their shares because of the lack of a public market for such shares.

          Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control or acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would thereafter have no control over the conduct of the Company's business.

          It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

          The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

          (1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

          (2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

          (3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

          To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital, and the like.

          It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

          Certain types of business combination or business acquisition transactions may be completed without any requirement that the Company first submit the transaction to the stockholders for their approval. In the event that a proposed transaction is structured in such a fashion that shareholder approval is not required, holders of the Company's securities (other than principal shareholders holding a controlling interest) should not anticipate that they will be consulted or that they will be provided with financial statements or any other documentation prior to the completion of the transaction. Other types of transactions require prior approval of the shareholders.

          In the event a proposed business combination or business acquisition transaction is structured in such a fashion that prior shareholder approval is necessary, the Company will be required to prepare a Proxy or Information Statement describing the proposed transaction, file it with the Securities and Exchange Commission for review and approval, and mail a copy of it to all Company shareholders prior to holding a shareholders meeting for purposes of voting on the proposal. Minority shareholders who do not vote in favor of a proposed transaction will then have the right, in the event the transaction is approved by the required number of shareholders, to exercise statutory dissenters rights and elect to be paid the fair value of their shares.

          The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

          Otherwise, in analyzing potential business opportunities, Company management anticipates that it will consider, among other things, the following factors:

          (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

          (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

          (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming, sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

          (4) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

          (5) The extent to which the business opportunity can be ad-vanced;

          (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

          (7) Strength and diversity of existing management, or man-agement prospects that are scheduled for recruitment;

          (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

          (9) The accessibility of required management expertise, per-sonnel, raw materials, services, professional assistance, and other required items.

          IN REGARD TO THE POSSIBILITY THAT THE SHARES OF
THE COMPANY WOULD QUALIFY FOR LISTING ON NASDAQ,
THE CURRENT STANDARDS FOR INITIAL LISTING INCLUDE,
AMONG OTHER REQUIREMENTS, THAT THE COMPANY (I)
HAVE NET TANGIBLE ASSETS OF AT LEAST $4,000,000, OR A
MARKET CAPITALIZATION OF $50,000,000, OR NET INCOME OF
NOT LESS THAN $750,000 IN ITS LATEST FISCAL YEAR OR IN
TWO OF THE LAST THREE FISCAL YEAR; (II) HAVE A PUBLIC
FLOAT (I.E. SHARES THAT ARE NOT HELD BY ANY OFFICER,
DIRECTOR OR 10% SHAREHOLDER) OF AT LEAST 1,000,000
SHARES; (III) HAVE A MINIMUM BID PRICE OF AT LEAST $4.00;
(IV) HAVE AT LEAST 300 ROUND LOT SHAREHOLDERS (I.E.
SHAREHOLDERS WHO OWN NOT LESS THAN 100 SHARES); AND
(V) HAVE AN OPERATING HISTORY OF AT LEAST ONE YEAR
OR A MARKET CAPITALIZATION OF AT LEAST $50,000,000.
MANY, AND PERHAPS MOST, OF THE BUSINESS
OPPORTUNITIES THAT MIGHT BE POTENTIAL CANDIDATES
FOR A COMBINATION WITH THE COMPANY WOULD NOT
SATISFY THE NASDAQ LISTING CRITERIA.

          No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

          The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

          Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible, including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger or acquisition transaction; and the like.

          As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

          It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny
Stocks."

          Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

          It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organi-zation. Implementing such structure may require the merger, con-solidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

          It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue
Code, the Company's current stockholders would retain in the aggregate
20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders.
(See "Description of Business - General").

          It is anticipated that any new securities issued in any reorgani-zation would be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

          The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

          As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the manage-ment, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

          It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

          The Company may participate in a business opportunity by pur-chasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment
Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

          The Company's plan of business may involve changes in its ca-pital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.


Competition

          The Company expects to encounter substantial competition in its efforts to locate attractive business combination opportunities. The competition may in part from business development companies, venture capital partnerships and corporations, small investment companies, brokerage firms, and the like. Some of these types of organizations are likely to be in a better position than the Company to obtain access to attractive business acquisition candidates either because they have greater experience, resources and managerial capabilities than the Company, because they are able to offer immediate access to limited amounts of cash, or for a variety of other reason. The Company also will experience competition from other public "blind pool" companies, some of which may also have funds available for use by an acquisition candidate.

Administrative Offices

          The Company currently maintains a mailing address at 7706 E. Napa Place, Denver, Colorado 80237, which is the office address of its President. The Company's telephone number there is 303-771-0064.
Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

          The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

          A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expec-ted to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

          It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders. Depending upon the nature of a proposed transaction, Company shareholders other than the principal shareholders may not be afforded the opportunity to approve or consent to a particular transaction. See "Conflicts of Interest."

          B. Possible Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's currently available funds prove to be sufficient to pay for its operations until it is able to acquire an interest in, or complete a transaction with, a business opportunity, such funds will clearly not be sufficient to enable it to exploit the opportunity. Thus, the ultimate success of the Company will depend, in part, upon its ability to raise additional capital. In the event the Company requires modest amounts of additional capital to fund its operations until it is able to complete a business acquisition transaction, such funds are expected to be provided by the principal shareholders. However, the Company has not investi-gated the availability, source, or terms that might govern the acquisition of the additional capital which is expected to be required in order to exploit a business opportunity, and will not do so until it has determined the level of need for such additional financing. There is no assurance that additional capital will be available from any source or, if available, that it can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

          C. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's securities to sell such securities in any market that might develop therefor.

          In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 under the Securities Act of 1933, and Rules 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of
1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

          Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.
Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.
The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

          D. No Operating History. The Company was formed in September, 1992, as a blind pool or blank check entity, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than a modest amount of cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

          E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

          F. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 "Description of Business."

          G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

          H. Impracticability of Exhaustive Investigation. The Com-pany's limited funds and the lack of full-time management will make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

          I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

          J. Need for Audited Financial Statements. The Company will require audited financial statements from any business that it proposes to acquire. Since the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), it will be required to include audited financial statements in its periodical reports for any existing business it may acquire. In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Finally, without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition.

          K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

          L. Dependence upon Management; Limited Participation of Management. The Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. It is possible that, from time to time, the inability of such persons to devote their full time attention to the business of the Company could result in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible future business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

          M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

          N. Indemnification of Officers and Directors. The Compa-ny's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

          O. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

          P. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

          Q. Competition. The search for potentially profitable bus-iness opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

          R. No Foreseeable Dividends. The Company has not paid di-vidends on its Common Stock and does not anticipate paying such divi-dends in the foreseeable future.

          S.        Loss of Control by Present Management and Stockholders.
In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued Common Stock that represents the great majority of the voting power and equity of the Company. In conjunction with such a transaction, the Company's current officers, directors and principal shareholders could also sell all, or a portion, of their controlling block of stock to the acquired company's stockholders. Such a transaction would result in a greatly reduced percentage of ownership of the Company by its current shareholders. As a result, the acquired company's stockholders would control the Company, and it is likely that they would replace the Company's management with persons who are unknown at this time.

          T. No Public Market Exists. There is currently no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

          U. Rule 144 Sales. All of the presently outstanding shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state sec-urities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. As of the date hereof, all 4,363,380 of the currently outstanding shares of common stock of the Company have been held by the current owners thereof for a period of more than two years, and accordingly, such shares are currently available for resale in accordance with the provisions of Rule 144.

          V. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances.
Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.  Management's Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

          The Company remains in the development stage and, since
inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $4,363 from its inside capitalization funds. Substantially all of such funds, together with $500 from a non-interest bearing loan received from a stockholder, have been used to pay expenses incurred by the
Company.  During the period since inception, a stockholder has also paid
expenses of $4,500 on the Company's behalf.   Consequently, as of
December 31, 1998, the Company's balance sheet reflects current and total assets of $43, which are in the form of cash.

          The Company intends to seek to carry out its plan of business as discussed herein. In order to do so, it will require additional capital to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement on Form 10SB, and in conjunction with future compliance with its on-going reporting obligations.

Results of Operations

          During the period from September 21, 1992 (inception) through December 31, 1998, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

          For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with registration and compliance with reporting obligations under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues. The
Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

          The Company's existing capital will not be sufficient to meet the Company's cash needs, including the costs of completing its registration and complying with its continuing reporting obligations under the Securities Exchange Act of 1934. Accordingly, additional capital will be required.

          No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. Notwithstanding the foregoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

          Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

          Year 2000 issues are not currently material to the Company's business, operations or financial condition, and the Company does not currently anticipate that it will incur any material expenses to remediate Year 2000 issues it may encounter. However, Year 2000 issues may become material to the Company following its completion of a business combination transaction. In that event, the Company will be required to adopt a plan and a budget for addressing such issues.

Item 3.  Description of Property.

          The Company currently maintains a mailing address at 7706 E. Napa Place, Denver, Colorado 80237, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is 303-771-0064.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management.

          The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                                                            %
                                                                           of
                                      Number of Shares                  Class
Name and address                      Owned Beneficially                Owned

Irwin Krushansky                        900,000<F2>                        20.6
7706 E. Napa Place
Denver, Colorado 80237<F1>

Robert A. Krushansky                            0                            0
7706 E. Napa Place
Denver, Colorado 80237<F1>

Milton R. Polland                               0                            0
9903 Santa Monica Boulevard, Suite 564
Beverly Hills, California 90212 <F1>

Small Business Venture Corp             800,000                              18.3
c/o Mr. Don Thompson
P.O. Box 344A
Rural Route #3
Independence, Kansas  67301

Michael L. Ehrlich                      232,000                              5.3
7541 South Uinta Place
Englewood, Colorado 80112

All directors and executive             900,000                              20.6
officers (3 persons)

<F1>  The person listed is an officer, a director, or both, of the
Company.
<F2>  Includes 700,000 shares owned of record by Irwin Management
Corp., a Colorado corporation, of which Irwin Krushansky may be deemed to be the beneficial owner.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:
Name                                   Age       Positions Held and Tenure
Irwin Krushansky                       66        President and a Director since
                                                 January, 1999

Robert A. Krushansky                   42        Secretary, Treasurer, and a Director
                                                 since January, 1999

Milton R. Polland                      88        Director since August, 1995


          The directors named above will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

          The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

          Irwin Krushansky has been the President and a Director of the Company since January, 1999. He was also the President and a Director of the Company from September, 1992 through August, 1995. Since
1979, Mr. Krushansky has served as President of Irwin Management Corporation, a private consulting firm offering financial advisory services to individuals, public and private companies in the areas of finance, insurance, investment, taxation, mergers, acquisitions, reorganizations, debt restructuring and equity finance. From 1972 to 1979 Mr.
Krushansky owned, operated and brokered businesses in the food and beverage industry. From 1969 to 1972 he was the Western Regional
Sales Manager for Pabst Brewing Company, and from 1964 to 1969 he was the National Manager of Branch Operations for Schlitz Brewing
Company. From 1960 through 1969, Mr. Krushansky worked for several local and national CPA firms. Mr. Krushansky received his B.S.B.A. in accounting from the University of Denver in 1960.

          Robert Krushansky has been the Secretary/Treasurer, and a Director of the Company since January, 1999. He was also an officer and director of the Company from September, 1992 through August, 1995.
From 1990 through the present time, Mr. Krushansky has been in independent business man and consultant in the area of development of computer software and hardware. He is also a past Vice President of Data Information Services and of Sync, Ltd., both of which were software development firms. He graduated from Control Data Institute in 1990.

          Milton R. Polland has been a Director of the Company since August, 1995. He is currently serving as the Ambassador from the nation of Naru to the United States. In the past, Mr. Polland has served as the "Roving Ambassador" from the Republic of the Marshall Islands and as the Ambassador to the Republic of Mexico from the Republic of the Marshall Islands. Mr. Polland has owned The Polland Company, Ltd., an actuarial and management consulting firm since 1952. Since 1979 Mr. Polland has served as the Economic Advisor, and since 1988 he has served as the Special Envoy to the President of the Marshall Islands. He also serves as a director of the Airline of the Marshall Islands. Mr. Polland has served as the Chairman of the Board of Pacific Assurance Limited Reinsurance Intermediaries of Nevada since 1989 and as the President and a director of a consulting firm, Central Pacific Assurance Ltd of Nevada, since 1986. From 1982 through April, 1995, he served as the Chairman of the Board of Directors of Pacific Intermediaries, Incorporated, a reinsurance placement company, and as the Chairman of the Board of Directors and President of Pacific Casualty Insurance Company of the Republic of the Marshall Islands, a reinsurance company located in the Marshall Islands. Mr. Polland attended Marquette University, Milwaukee, Wisconsin, from 1931 to 1933, and received his L.L.B. degree in law from Milwaukee Law School, Milwaukee,
Wisconsin, in 1936.

Indemnification of Officers and Directors

          As permitted by Colorado law, the Company's Articles of In-corporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Conflicts of Interest

          None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

          The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

          No officer or director has received any compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  Certain Relationships and Related Transactions.

          No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

          The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

          It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

          The Company does not maintain an office, but it does maintain a mailing address at the residence of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

          Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

          The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common
Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

          Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

          The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of preferred stock. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by the Company. The Company anticipates that preferred stock may be utilized in making acquisitions.

Transfer Agent

          The Company's Transfer Agent is United Stock Transfer, 13275 East Fremont Place, Suite 302, Englewood, Colorado 80112-3910.

Reports to Stockholders

          The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                             PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

          There has been no established public trading market for the Company's securities since its inception on September 21, 1992. As of May 29, 1997, the Company had 329 shareholders of record. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

          The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

          No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

          In July, 1998, the Company engaged Comiskey & Company, P.C.,
789 Sherman Street, Suite 440, Denver, Colorado 80203, as its independent auditor to complete audits of its financial statements as of its fiscal years ending December 31, 1997 and December 31, 1998. Its former independent auditor, Roger Chung-Ho Wu ("Roger Wu"),
Certified Public Accountant, 15536 East Gale Avenue, Hacienda Heights, California 91745, who completed an audit of the Company's financial statements as of its fiscal year ended December 31, 1995, was dismissed.
The report of Roger Wu, the previous independent auditor, did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Roger Wu on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure or any other matter which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

Item 4.  Recent Sales of Unregistered Securities.

          The Company has made no unregistered sales of securities within the past three years. The most recent issuance of shares by the Company was in September, 1992 when it issued 4,363,380 restricted shares of its common stock to Irwin Management Corporation. The shares were issued to Irwin Management Corporation for immediate distribution to the general partners of Tamaron Oil and Gas Partnership (including both
Irwin Management Corporation and Mr. Irwin Krushansky) a general partnership which existed during the period commencing with the dissolution of Old Tamaron and terminating with the organization of the Company. The general partners in Tamaron Oil and Gas Partnership were the former shareholders of Old Tamaron prior to its administrative dissolution in 1990. The 4,363,380 newly-issued, restricted shares of common stock of the Company were exchanged in the reorganization for the general partners' interests in the Partnership and their certificates representing all 4,363,380 shares of common stock of Old Tamaron which were issued and outstanding prior to its dissolution. The distribution of shares of common stock by Irwin Management Corporation to itself and the other former shareholders of Old Tamaron was made pro rata on the basis of one share of common stock of the Company for each share of common stock of Old Tamaron. The Company's issuance of shares to Irwin Management Corporation was made in reliance upon the exemption from registration contained in Section 4(2) under the Securities Act of 1933, as amended, for sales of securities not involving a public offering.

Item 5.  Indemnification of Directors and Officers

          The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 2.1 and 2.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

FINANCIAL STATEMENTS AND EXHIBITS

          (a) Financial statements for Pacific Development Corporation as and for the period ending December 31, 1998. See following pages. PACIFIC DEVELOPMENT CORPORATION
(A Development Stage Company)


Report of Independent Certified Public Accountants
Balance Sheets
Statements of Loss and Accumulated Deficit
Statement of Stockholders' Equity
Statements of Cash Flows
Notes to Financial Statements
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors and Stockholders of
Pacific Development Corporation

We have audited the accompanying balance sheet of Pacific Development Corporation (a development stage company) as of December 31, 1998, and the related statement of loss and accumulated deficit, stockholders' equity, and cash flows for each of the years ended December 31, 1998 and 1997, and for the period from inception (September 31, 1992) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Development Corporation as of December 31, 1998, and the results of its operations and cash flows for each of the years ended December 31, 1998 and 1997, and for the period from inception (September 30, 1992) to December 31, 1998, in conformity with generally accepted accounting principles.


Comiskey & Company, P.C.
Denver, Colorado
January 29, 1999
PACIFIC DEVELOPMENT CORPORATION
(A Development Stage Company)
BALANCE SHEET
December 31 1998
(Audited)



ASSETS
CURRENT ASSETS
 Cash and cash equivalents                              43
 Total current assets                                   43

TOTAL ASSETS                                            43

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts Payable                                      779
 Accounts Payable - related party                      500

 Total current liabilities                           1,279

STOCKHOLDERS' EQUITY
 Preferred stock, $.50 par value
  50,000,000 shares authorized;
  no shares issued and outstanding                       -
 Common stock, $.001 par value;                          -
  100,000,000 shares authorized;
  4,363,380 shares issued and
  outstanding                                        4,363
 Additional paid-in capital                          5,000
 Deficit accumulated
 during the development stage                     (10,599)

 Total stockholders' equity                        (1,236)

TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                                 43

The accompanying notes are an integral part of the financial statements.

PACIFIC DEVELOPMENT CORPORATION
(A Development Stage Company)
STATEMENTS OF LOSS AND ACCUMULATED DEFICIT

                                                Period from
                                                9/21/92                            For the year
                                                (Inception) to                           12/31
                                                12/31/98                           1998               1997
REVENUES                                                 -                            -                  -

EXPENSES
 Accounting fees                                     5,000                          500                  -
 Bank charges                                          566                           90                 72
 Legal fees                                          4,779                          779                  -
 Office                                                174                          174                  -
 Research fees                                          55                           55                  -
 Taxes/Licenses                                         25                           25                  -
   Total expenses                                   10,599                        1,623                 72

NET LOSS                                          (10,599)                      (1,623)               (72)
Accumulated deficit

 Balance, beginning of period                            -                      (8,976)            (8,904)
 Balance, end of period                           (10,599)                     (10,599)            (8,976)

NET LOSS PER SHARE                                   (nil)                        (nil)              (nil)

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                              4,363,380                    4,363,380          4,363,380

The accompanying notes are an integral part of the financial statements.

PACIFIC DEVELOPMENT CORPORATION
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from September 12, 1992 to December 31, 1998 (Page 1 of 2)

                                      Common Stock                           Additional
                                      Number of                              Paid-in
                                      shares                Amount           Capital
Shares issued for Exchange,
 September 21, 1992 at
 $.001 per share                       4,363,380              4,363                   -

Balance as of December
 31, 1992, 1993, 1994                  4,353,380              4,363                   -

Net loss for the period
ended December 31, 1995                        -                  -                   -

Balance as of December
 31, 1995                              4,353,380              4,363                   -

Additional capital
 contributed                                   -                  -                 500

Expenses paid by
 shareholder                                   -                  -               4,500

Net loss for the period
 ended December 31, 1996                       -                  -                   -

Balance as of December
 31, 1996                              4,363,380              4,363               5,000

Net loss for the period
 ended December 31, 1997                       -                  -                   -

Balance as of December
 31, 1997                              4,363,380              4,363               5,000
Net loss for the period
 ended December 31, 1998                       -                  -                   -

Balance as of December
 31, 1998                              4,363,380              4,363               5,000

The accompanying notes are an integral part of the financial statements. PACIFIC DEVELOPMENT CORPORATION
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from September 12, 1992 to December 31, 1998 (Page 2 of 2)

                                                Deficit Accumulated          Total
                                                during the                   Stockholders'
                                                development stage            Equity
Shares issued for Exchange,
 September 21, 1992 at
 $.001 per share                                         -                        4,363

Balance as of December
 31, 1992, 1993, 1994                                    -                        4,363

Net loss for the period
ended December 31, 1995                            (4,344)                      (4,344)

Balance as of December
 31, 1995                                          (4,344)                           19
Additional capital
 contributed                                             -                          500

Expenses paid by
 shareholder                                             -                        4,500

Net loss for the period
 ended December 31, 1996                           (4,560)                      (4,560)

Balance as of December
 31, 1996                                          (8,904)                          459

Net loss for the period
 ended December 31, 1997                              (72)                         (72)

Balance as of December
 31, 1997                                          (8,976)                          387

Net loss for the period
 ended December 31, 1998                           (1,623)                      (1,623)
Balance as of December
 31, 1998                                         (10,599)                      (1,236)

The accompanying notes are an integral part of the financial statements. PACIFIC DEVELOPMENT CORPORATION
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

                                                Period from                             For the year ended
                                                9/21/92                                        December 31
                                                to 12/31/98                        1998               1997

CASH FLOWS FROM OPERATING ACTIVITIES
 Net Loss                                         (10,599)                      (1,623)               (72)
 Adjustments to reconcile
   net loss to net cash used
   by operating activities:
   Expenses paid by shareholder                      4,500
   Increase in accounts payable                        779                          779
   Increase in accounts payable-
     related party                                     500                          500                  -

 Net cash from
 operating activities                              (4,820)                        (344)               (72)

CASH FLOWS FROM INVESTING ACTIVITIES
 Net cash from
 investing activities                                    -                            -                  -

CASH FLOWS FROM FINANCING ACTIVITIES
 Additional capital contributed                        500                            -                  -
 Issuance of common stock                            4,363                            -                  -

 Net cash provided by
 financial activities                                4,863                            -                  -

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                    43                        (344)               (72)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                     -                          387                459

CASH AND CASH EQUIVALENTS,
 END OF PERIOD                                          43                           43                387

The accompanying notes are an integral part of the financial statements.

PACIFIC DEVELOPMENT CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998


1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development stage company

Pacific Development Corporation (a development stage company)
(formerly Tamaron Oil & Gas, Inc.) (the "Company") was incorporated under the laws of the State of Colorado on September 21, 1992, to be the successor to a corporation also named "Tamaron Oil & Gas, Inc.," which was dissolved by the Colorado Secretary of State in 1990. the predecessor corporation named "Tamaron Oil & Gas, Inc." ("Tamaron") was organized under Colorado law on October 6, 1982. The name of the Company was changed to "Pacific Development Corporation" and the number of its authorized shares of common stock, $0.001 par value per share (the "Common Stock"), was increased from 20,000,000 to 100,000,000 shares of Common Stock on August 14, 1995. The
Company's executive officers are presently located at 7706 E. Napa Place, Denver, Colorado 80237.

The Company is in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has generally been inactive, having conducted no business operations except a limited search for business opportunities, since its inception. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses which have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

Accounting Method
The Company records income and expenses on the accrual method.

Fiscal Year
The fiscal year of Company was established by the Board of Directors to be December 31.

Loss Per Share
Loss per share was computed using the weighted number of common shares and common share equivalents outstanding during the period.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of each such amount.

Use of estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principals requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Stockholders' Equity
Effective September 21, 1992, the date of its inception, the Company issued 4,363,380 newly-issued, restricted shares of common stock to the shareholders of the precessor corporation for a consideration of $4,363 and the exchange for the certificates representing all of the formerly issued and outstanding shares of common stock of a predecessor corporation.

2.        STOCKHOLDERS' EQUITY

Effective September 21, 1992, the date of its inception, the Company issued 4,363,380 newly-issued, restricted shares of common stock to the shareholders of the predecessor corporation for a consideration of $4,363 and the exchange for the certificates representing all of the formerly issued and outstanding shares of common stock of a predecessor corporation.

3.        INCOME TAXES

The Company has Federal net operating loss carryforwards of approximately $10,000, expiring at various times through the years 2010 and 2014. The tax benefit of these net operating losses are approximately $1,900 and has been offset by a full allowance for realization. These carryforwards may be limited upon the consummation of a business combination under IRC Section 381. For the years ended December 31,
1998 and 1997, the valuation allowance increased by $200 and $-0-, respectively.

4.        RELATED PARTY TRANSACTIONS

During 1998, the Company received $2,000 from a director as a non-interest bearing investment. Of this amount, $1,500 was repaid in 1998, leaving a balance of $500 outstanding at December 31, 1998.

The Company maintains its offices at the home of an officer, for which it pays no rent. The value of services rendered to the Company at no charge by its officers and directors has been deemed immaterial to the financial statements.

PART III

Item 1.  INDEX TO EXHIBITS

          The Exhibits listed below are filed as part of this Amended Registration Statement.

Exhibit
  No.                        Document
2.1                 Articles of Incorporation
2.2                 Bylaws
27                  Financial Data Schedule


SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


PACIFIC DEVELOPMENT CORPORATION

By:  /s/ ________________________________
          Irwin Krushansky
          President and Director

Date:     March 5, 1999

                            U. S. Securities and Exchange Commission

                                     Washington, D.C. 20549


                                          Form 10-SB/A

                                GENERAL FORM FOR REGISTRATION OF
                                          SECURITIES OF
                                      SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 PACIFIC DEVELOPMENT CORPORATION
                         (Name of Small Business Issuer in its charter)


         Colorado                                84-1209978
State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                   Identification No.)

7706 E. Napa Place
Denver, Colorado                       80237
(Address of Principal Office)        Zip Code

Issuer's telephone number:    (303) 771-0064

EXHIBIT INDEX

Exhibit
  No.                        Document
2.1                 Articles of Incorporation
2.2                 Bylaws
27                  Financial Data Schedule
/TABLE

EXHIBIT 2.1 -  ARTICLES OF INCORPORATION - TAMARON OIL
& GAS, INC.


KNOW ALL MEN BY THESE PRESENTS:

          That I, Irwin Krushansky, desiring to establish a corporation under the name of TAMARON OIL & GAS, INC., for the purpose of becoming a body corporate under and by virtue of the laws of the State of Colorado and, in accordance with the provisions of the laws of said State, do hereby make, execute and acknowledge this certificate in writing of my intention to become a body corporate under and by virtue of said laws.

                                            ARTICLE I

          The corporate name of the corporation shall be:  TAMARON OIL
& GAS, INC.

                                            ARTICLE II

          The nature of the business and the objects and purposes to be transacted, promoted and carried on are to do any or all of the things herein mentioned as fully and to the same extent as natural persons might or could do, and in any part of the world, to wit:

          (a) To engage in the business of research and development, production, marketing, distribution and sales of computer software and equipment, and related dealer and consumer goods.

          (b) To manufacturing, purchase or otherwise acquire and to hold, own, mortgage or otherwise lien, pledge, lease, sell, assign, exchange, transfer or in any manner dispose of, and to invest, deal and trade in and with goods, wares, merchandise and personal property of any and every class and description, within or without the State of Colorado.

          (c) To acquire the goodwill, rights and property and to undertake the whole or any part of the assets and liabilities, of any person, firm, association or corporation; to pay for the same in cash, the stock of the corporation, bonds or otherwise; to hold or in any manner dispose of the whole or any part of the property so purchased; to conduct in any lawful manner the whole or any part of any business so acquired and to exercise all the powers necessary or convenient in and about the conduct and management of such business.

          (d) To guarantee, purchase or otherwise acquire, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of shares of the capital stock, bonds or other evidences of indebtedness created by other corporations and, while the holder of such stock, to exercise all the rights and privileges of ownership, including the right to vote thereon, to the same extent as a natural person might or could do.

          (e) To purchase or otherwise acquire, apply for, register, hold, use, sell or in any manner dispose of and to grant licenses or other rights and in any manner deal with patents, inventions, improvements, processes, formulas, trademarks, trade names, rights and licenses secured under letters patent, copyright or otherwise.

          (f) To enter into, make and perform contracts of every kind for any lawful purpose, with any person, firm, association of corporation, town, city, county, body politic, state, territory, government, colony or dependency thereof.

          (g) To borrow money for any of the purposes of the corporation and draw, make, accept, endorse, discount, execute, issue, sell, pledge or otherwise dispose of promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable, transferable instruments and evidences of indebtedness, and to secure the payment thereof and the interest thereon by mortgage or pledge, conveyance or assignment in trust of the whole or any part of the property of the corporation at the time owned or thereafter acquired.

          (h) To lend money to, or guarantee the obligations of, or to otherwise assist the directors of the corporation or of any other corporation the majority of whose voting capital stock is owned by the corporation, upon the affirmative vote of at least a majority of the outstanding shares entitled to vote for directors.

          (i) To purchase, take, own, hold, deal in, mortgage or otherwise pledge, and to lease, sell, exchange, convey, transfer or in any manner whatever dispose of real property, within or without the State of Colorado.

          (j) To purchase, hold, sell and transfer the shares of its capital stock.

          (k) To have one or more offices and to conduct any or all operations and business and to promote its objects, within or without the State of Colorado, without restrictions as to place or amount.

          (l) To do any or all of the things herein set forth as principal, agent, contractor, trustee, partner or otherwise, alone or in company with others.

          (m) The objects and purposes specified herein shall be regarded as independent objects and purposes and, except where otherwise expressed, shall be in no way limited or restricted by reference to or inference from the terms of any other clauses or paragraph of these Articles of Incorporation.

          (n) The foregoing shall be construed both as objects and powers and the enumeration thereof shall not be held to limit or restrict in any manner the general powers conferred on this corporation by the laws of the State of Colorado.


                                           ARTICLE III

          The authorized capital stock of the corporation is twenty million (20,000,000) shares, which shall be "Common Stock," .001 par value and shall be voting stock. There is also authorized fifty million (50,000,000) shares of convertible, non-cumulative, non-voting preferred stock.

          Dividends in cash, property or shares of the corporation may be paid upon the Common Stock, as and when declared by the board of directors, out of funds of the Corporation to the extent and in the value manner permitted by the law.


                                            ARTICLE IV

          The corporation shall have perpetual existence.

                                            ARTICLE V

          The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this corporation, provided that the number of directors shall not be reduced less than three.

          The name and post office address of the incorporator is: Irwin Krushansky, 7706 E. Napa Place, Denver, Colorado 80237.

The name and post office addresses of the original Board of Directors are as follows:
Peter L. Roper                                            23679 Calabasas Road
                                                          Calabasas, CA  91302

Sylvester C. Maier                                        6354 S. Netherland Way
                                                          Aurora, CO  80016

Kathleen M. Miller                                        23679 Calabasas Road
                                                          Calabasas, CA  91302

          In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

          To Manage and govern the corporation by majority vote of members present at any regular or special meeting at which a quorum shall be present.

          To make, alter, or amend the By-Laws of the corporation at any regular or special meeting.

          To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this corporation.

          To designate one or more committees, each committee to consists of two or more of the directors of the corporation, which, to the extent provided by resolution or in the By-Laws of the corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation. Such committee or committees shall have such name or names as may be stated in the By-Laws of the corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

          The Board of Directors shall have power and authority to sell, lease, exchange or otherwise dispose of all or substantially all of the property and assets of the corporation, if in the usual and regular course of its business, upon such terms and conditions as the Board of Directors may determine without vote or consent of the shareholders.

          The Board of Directors shall have power and authority to sell, lease, exchange or otherwise dispose of all or substantially all of the property or assets of the corporation, including its good will, if not in the usual and regular coarse of its business, upon such terms and conditions as the Board of Directors may determine, provided that such sale shall be authorized or ratified by the affirmative vote of the shareholders of at least a majority of the shares entitled to vote thereon at a shareholders meeting called for that purpose, or when authorized or ratified by the written consent of all the shareholders of the shares entitled to vote thereon.

          The Board of Directors shall have power and authority to merge or consolidate the corporation upon such terms and condition as the Board of Directors may authorize provided that such merger or consolidation is approved or ratified by the shares entitled to vote thereon at a shareholders meeting called for that purpose, or when authorized or ratified by the written consent of all the shareholders of the shares entitled to vote thereon.

          The Board of Directors may, from time to time, distribute to its shareholders, without approval of the shareholders, in partial liquidation, out of stated capital or capital surplus of the corporation, a portion of its assets, in cash or in property, so long as the partial liquidation is in compliance with Title 7, Article 5, Section III, of the 1973 Colorado
Revised Statutes.

          The corporation shall be dissolved upon the affirmative vote of the shareholders of at least a majority of the shares entitled to vote thereon at a meeting called for that purpose, or when authorized or ratified by the written consent of all the shareholders of the shares entitled to vote thereon.

          The corporation shall revoke voluntary dissolution proceedings upon the affirmative vote of the shareholders of at least a majority of the shares entitled to vote at a meeting called for that purpose, or when authorized or ratified by the written consent of all the shareholders of the shares entitled to vote.


                                            ARTICLE VI

          The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation, and the same are in furtherance of and not in limitation of the powers conferred by law:

          No contract or other transactions of the corporations with any other person, firm or corporation, or in which this corporation is interested, shall be affected or invalidated by (a) the fact that any one or more of the directors or officers of this corporation is interested in or is a director or officer of such other firm or corporation: (b) the fact that any director or officer of this corporation, individually or jointly with others, may be a party to or may interested in any such contract or transaction, so long as the contract or transaction is authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein, to which such fact of relationship or interest has been disclosed, or the contract or transaction has been approved or ratified by vote or written consent of the shareholders entitled to vote, to whom such fact of relationship or interest has been disclosed, or so long as the contract or transaction is fair and reasonable to the corporation. Each person who may become a director or officer of the corporation is hereby relieved from any liability that might otherwise arise by reason of his contracting with the corporation for the benefit of himself or any firm or corporation in which he may be in any way interested.

          The officers, directors and other members of management of this corporation shall be subject to the doctrine or corporate opportunities only insofar as it applies to business opportunities in which this corporation has expressed an interest as determined from time to time by the corporation's Board of Directors as evidenced by resolutions appearing in the corporation's minutes. When such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officers, directors and other members of management of this corporation shall be disclosed promptly to this corporation and made available to it. The Board of Directors may reject any business opportunity presented to it and thereafter any officer, director, o other member of management may avail himself of such opportunity. Until such time as this corporation, through its Board of Directors, has designated an area of interest, the corporation shall be free to engage in such areas of interest on any officer, director or other member of management of this corporation to continue a business existing prior to the time that such area of interest is designated by this corporation. This provision shall not be construed to release any employee of the corporation (other that an officer, director or member of management) from any duties which he may have to the corporation.


                                           ARTICLE VII

          Each director and each officer of the corporation shall be indemnified by the corporation as follows:

          (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suite or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust of other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

          (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under Sections (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Sections (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum, consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

          (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

          (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

          (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the By-Laws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall insure to the benefit of the heirs and personal representatives of such a person.

                                           ARTICLE VIII

          The initial registered office of said corporation shall be located at 7706 E. Napa Place, Denver, CO 80237 and the initial registered agent of the corporation shall be Irwin Krushansky.

          Part or all of the business of said corporation may be carried on in the City of Denver, County of Denver or any other place in the state of Colorado or beyond the limits of the state of Colorado, in other states or territories of the United States and in foreign countries.


                                            ARTICLE IX

          Whenever a compromise or arrangement is proposed by the corporation between it and its creditors or any class of them, and/or between said corporation and its shareholders or any class of them, any court of equitable jurisdiction may, on the application of any receiver or receivers appointed for said corporation, or on the application of trustees in dissolution, order a meeting of the creditors or class of creditors and/or of the shareholders or class of shareholders of said corporation, as the case may be, to be notified in such manner as the court decides. If a majority in number, representing at least three-fourths in amount of the creditors or class of creditors, and/or the holders of the majority of the stock or class of stock of said corporation, as the case may be, agree to any compromise or arrangement and/or to any reorganization of said corporation, as a consequence of such compromise or arrangement, the said compromise or arrangement and/or the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding upon all the creditors or class of creditors, and/or on all the shareholders or class of shareholders of said corporation, as the case may be, and also on said corporation.

                                            ARTICLE X

          No shareholder in the corporation shall have the preemptive right to subscribe to any and all additional issues of stock and/or other securities of any or all classes of this corporation or securities convertible into stock or carrying stock purchase warrants, options or privileges.

                                            ARTICLE XI

          Meetings of shareholders may be held at such time and place as the By-Laws shall provide. At all meetings of the shareholders, one-third of all shares entitled to vote shall constitute a quorum.

                                           ARTICLE XII

          Cumulative voting shall not be allowed.


                                           ARTICLE XIII

          These Articles of Incorporation may be amended by resolution of the Board of Directors if no share have been issued, and if shares have been issued, by affirmative vote of the shareholders of at least a majority of the shares entitled to vote hereon at a meeting called for that purpose, or, when authorized, when such action is ratified by the written consent of all the shareholders of thereon.

                                           ARTICLE XIV

          Whenever the shareholders must approve or authorize any matter, whether now or hereinafter required by the laws of the State of Colorado, the affirmative vote of a majority of the shares entitled to vote thereon shall be necessary to constitute such approval or authorization.

          IN TESTIMONY WHEREOF, I have hereunto set my hand and seal on this 21st day of September, 1992.

/s/
Irwin Krushansky

EXHIBIT 2.2 -  BYLAWS

TAMARON OIL & GAS, INC.

ARTICLE I.  STOCKHOLDERS MEETINGS:

          The Directors shall be annually elected by the stockholders at their annual meeting to be held in the month of April of each year, the time, place, and date at which shall be at the discretion of the Board of Directors.

ARTICLE II.  BOARD OF DIRECTORS:

           Section 1. The Board of Directors shall consist of not less that three (3) nor more than seven (7) members who shall have entire control, supervision, and management of all the affairs of the Corporation, subject to the provisions of laws, of the Certificate of Incorporation and of these By-Laws and shall exercise all of the powers of the Corporation. They shall have the power to elect a Chairman by a majority vote of all the Directors and to prescribe the duties of all of the said officers and to fix their compensation, and have the power to delegate from time to time such authority as they may deem necessary to any of the officers of the Company to transact any of its business.

           Section 2. Meetings of the Board of Directors shall be held at such time or times and at such place or places as the Board of Directors shall determine.

           Section 3. Special meetings of the Board of Directors may be held at any time when called by the President or by any two (2) directors of the Company, and written notice of such call shall be given unless the same is waived by attendance or in writing. Such notice shall be given twenty-four hours before the meeting takes place, but the subject of the meeting need not be stated. When any three (3) directors shall sign a written consent to any meeting or the record thereof, the acts of such meeting shall be valid as if called, and each director notified, and as if a quorum were actually present at such meeting; a majority of the directors then in office shall constitute a quorum for the transaction of business, and it shall be necessary for a majority vote of all of the directors to pass or adopt a motion or resolution; however, in the absence of the quorum of the Board, a minority shall have the power to adjourn.

           Section 4. The Board of Directors may, in its discretion, by resolution adopted by a majority of the whole Board, constitute a general Executive Committee for the Board, appoint the members thereof, and specify its authority and responsibility. Such committee shall be composed of not less than three (3) members of the Board of Directors or as the case may be, who shall serve at the pleasure of the Board. The executive committee shall have such powers and shall perform such duties as the Board may delegate to it in writing from time to time, including the immediate oversight and management of the business affairs of the Corporation. The Executive Committee shall be organized and shall perform its functions as directed by the Board and shall report periodically to the Board. The Committee shall act by a majority of the members thereof, and any action duly taken by the Executive Committee within the course and scope of its authority shall be binding on the Corporation. The Executive Committee may be abolished at any time by the vote of the whole majority of the Board of Directors, and during the course of the committee's existence, the membership thereof may be increased or decreased and the authority and duties of the committee changed by the Board of Directors as it may deem appropriate.

ARTICLE III.  OFFICERS

           Section 1. The officers of this Company shall consist of a President, a Vice President, a Secretary and a Treasurer, and such other offices as the Board of Directors shall from time to time appoint. The Board of Directors may appoint such subordinate officers as may be desirable from time to time. It shall not be necessary for an officer to be stockholder of the Company.

           Section 2. Such officers shall be chosen by the directors at the organization meeting of the Company and thereafter at the first meeting of the directors, following the annual meeting of the stockholders in each year, which first meeting shall follow the said annual meetings or shall be held as soon as a quorum of directors are present.

           Section 3. Said officers shall hold their respective offices until such time as their successors shall be duly elected and qualified to enter upon the respective duties of their offices.

           Section 4. Vacancies among the Board of Directors may be filled at any meeting when or such vacancies occur by a majority vote of the remaining Directors of the Company.

ARTICLE IV.  DUTIES OF OFFICERS:

           Section 1. President: The President shall be the chief executive officer of the Company. He shall preside at all meetings of the stockholders and directors, when present; shall have general management of the business of the Company, as instructed by the Board of Directors; shall execute all orders 13 and all resolutions of the directors, and stockholders; shall, with the Secretary, execute any and all instruments of the Corporation, including bonds, mortgages, contracts and other instruments requiring the same, and the seal when so affixed, shall be attested by the signature of the Secretary. The President shall sign certificates of stock. The President shall have the general superintendence and direction of all the officers, as instructed by the Board, and shall see that their duties are properly performed.

           Section 2. Vice President: In the absence of the President, the Vice President shall be invested with the powers and shall perform the duties of the President; the Vice President shall also exercise such powers and perform such duties as shall from time to time be prescribed by the directors.

           Section 3. Secretary: The Secretary shall attend all meetings of the stockholders and directors and act as secretary thereof and shall keep a record of the Minutes of all proceedings and shall keep full and accurate Minutes of proceedings of the Board of Directors and of the stockholders in proper books, and shall perform like duties for the standing committees, when required. He shall give, or cause to be given, all notice of all meetings of the stockholders and of the directors when duly called, and shall perform such duties as may be required by the directors or President.

           Section 4. Treasurer: The Treasurer shall keep full and accurate account of receipts and disbursements in books belonging to the Company and shall deposit all monies and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the directors. He shall disburse the funds of the Company as may be authorized by the directors or President, taking proper vouchers for such disbursements and shall render to the President and directors at the regular meeting of the Board of Directors and at such other times as they, or a majority of them, may require it, an account of all his transactions as Treasurer, and of the financial condition of the Company.

ARTICLE V.  EXECUTIVE'S COMPENSATION:

          If the compensation paid to any officer, director or other executive employee of the Company is determined to be excessive by the Internal
Revenue Service, then, and in such event, said officer, director, director or other executive employee must return the amount determined to be excessive to the Company immediately upon such determination.

ARTICLE VI.  INDEMNIFICATION:

          The Company shall indemnify and hold harmless each person who shall serve at any time thereafter as a director or officer of the Company from and against any and all claims and liabilities to which such person shall become subject by reason of his having heretofore or hereafter been a director or officer of the Company, or by reason of any action alleged to have been heretofore or hereafter taken or omitted by him as such director or officer, and shall reimburse each person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct.

          The rights accruing to any person under the foregoing provisions of this Article shall not exclude any other right to which he may be lawfully entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper cause even though not specifically herein provided for. The Company, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment under this Article VI, or in refusing so to do, in reliance upon the advise of counsel.

ARTICLE VII.  STOCKHOLDERS

           Section 1. The annual meeting of the stockholders of this Corporation shall be held in the month of April of each year, the time, date and place of which shall be at the decision of the Board of Directors.

           Section 2. Special meeting of the stockholders may be called at any time by resolution of the Board of Directors or upon a written request to the President by the holders of not less than one-tenth of all shares entitled to vote at the meeting.

           Section 3. Notice for all meetings of the stockholders shall be in the manner and form prescribed by law, such notice, however, may be waived, and when so done, shown on the Minutes of such meetings and shall serve in lieu thereof and instead of such notice in any instance.

ARTICLE VIII.  VACANCIES

          If the office of any director or of the President, Vice President, Secretary or Treasurer becomes vacant by reason of death, resignation, or disqualification or otherwise, the directors in office by a majority vote, may choose a successor or successors to hold office for the unexpired term.

ARTICLE IX.  CERTIFICATE OF STOCK

          The capital stock of this Company shall be represented by certificates signed by the President and Secretary and sealed by the seal of the Company, and the said stock shall be issued fully paid and non-assessable. Certificates of stock shall be numbered and registered as
issued   All transfer of stock of the Company shall be made by the
assignment of the certificate representing the same duly signed by the person in whose name such certificate was issued and surrender of the certificate to the Secretary. All transfers of stock of the Company shall be made upon the books of the Company by the holder of the shares in person or by their duly authorized attorney or legal representative. Certificates of stock shall be entitled to treat the registered holder of any shares as the absolute owner thereof, and, accordingly, shall not be bound to recognize any equitable claim or interest in such share on the part of any person whether or not it shall be express or other notice thereof, save as expressly provided by the statutes of the State of Colorado.

ARTICLE X.  FISCAL YEAR:

          The fiscal year of this Corporation shall begin on the first day of January and end the last day of December.

ARTICLE XI.  SEAL:

          The corporate seal of this Company shall consist of the words "TAMARON OIL & GAS, INC." encircling the words "CORPORATE
SEAL" an impression of which is hereto affixed.

ARTICLE XII.  DIVIDENDS:

          Dividends shall be declared at such time as the Board of Directors shall think proper and to the best interest of the Company.

ARTICLE XIII.  AMENDMENTS

          The By-Laws may be changed, amended, suspended or repealed by a majority vote of all of the members of the Board of Directors at any regular or special meeting.

          These By-Laws approved this 20th day of October, 1992.

/s/ Irwin Krushansky
Director

EXHIBIT 3.2 - SPECIMEN STOCK CERTIFICATE


CONTENTS:

State of Incorporation
Name of Company
Number of authorized shares of common stock
Name of Individual Shareholder
Number of shares owned by individual shareholder

Fully paid and non-assessable shares
Date of issuance of certificate
Signature of President
Restrictive transfer legend
EXHIBIT 27 - FINANCIAL DATA SCHEDULE